UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022 Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDRL: Seadrill Limited announces approval and publication of a prospectus supplement

Hamilton, Bermuda, 12 May 2022 – Reference is made to the stock exchange announcement published by Seadrill Limited (“Seadrill” or “the Company”) (XOAS ticker: SDRL) on 27 April 2022 regarding the approval and publication of a prospectus prepared in connection with the listing of the Company’s shares on Euronext Expand and the contemplated subsequent transfer to, and listing on, the Oslo Stock Exchange’s main list (the “Prospectus”), as well as the stock exchange announcement published on 29 April 2022 regarding the filing of the 2021 annual report on Form 20-F.

The Financial Supervisory Authority of Norway (Nw.: Finanstilsynet) has today approved a prospectus supplement dated 12 May 2022 (the “Prospectus Supplement”) to the Prospectus. The Prospectus Supplement has been prepared due to the Company’s publication of its audited consolidated financial statements as of and for the fiscal year ended 31 December 2021 on 29 April 2022. The information contained in the Prospectus Supplement shall be considered an integral part of, and is to be read together with, the Prospectus. The Prospectus is available, and the Prospectus Supplement will be made available, on the Company’s website https://www.seadrill.com/investors/.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations from shallow to ultra-deep-water environments. The Company owns and/or operates 30 rigs, which includes drillships, semi-submersibles, and jack-ups.

FORWARD LOOKING STATEMENTS

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: May 12, 2022	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)